Exhibit 99.1

Press Release

For Investors: John Wikoff, Investor Relations	For Media: Gillian Culhane, Corporate Communications
jwikoff@aercap.com; +31 20 655 9661	gculhane@aercap.com ;+353 1 636 0945

AerCap Holdings N.V. Announces Pricing of $1.0 billion
Aggregate Principal Amount of Senior Notes

DUBLIN; May 17, 2016 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) announced today that AerCap Ireland Capital Limited and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of the Company, priced their previously announced offering of senior notes, consisting of $1.0 billion aggregate principal amount of 3.95% Senior Notes due 2022 (the “Notes”). The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company. The Issuers intend to use the net proceeds from the Notes for general corporate purposes.

Barclays Capital Inc., Mizuho Securities USA Inc., RBC Capital Markets, LLC, and Wells Fargo Securities, LLC are serving as joint book running managers for the underwritten public offering.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the SEC for the underwritten offering to which this communication relates. The registration statement automatically became effective upon filing on June 22, 2015.  Investors should read the accompanying prospectus dated June 22, 2015, the preliminary prospectus supplement relating to the offering dated May 17, 2016 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. These documents may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.

The prospectus supplement and accompanying prospectus relating to the offering may be obtained from: Barclays Capital Inc. at Broadridge Financial Institutions, 1155 Long Island Avenue, Edgewood, NY 11717, by emailing barclaysprospectus@broadridge.com or by calling toll-free at 1-888-603-5847; Mizuho Securities USA Inc. at 320 Park Avenue, 12th Floor, New York, NY 10022, Attn: Debt Capital Markets or by calling toll-free at 1-866-271-7403; RBC Capital Markets LLC at 200 Vesey Street, 8th Floor, New York, NY 10281, by emailing rbcnyfixedincomeprospectus@rbccm.com, or by calling toll-free at 1-866-375-6829; and Wells Fargo Securities, LLC at 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service, by emailing wfscustomerservice@wellsfargo.com or by calling toll-free at 1-800-645-3751.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AerCap

AerCap is the global leader in aircraft leasing with, as of March 31, 2016, approximately 1,670 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves over 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Amsterdam, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit www.aercap.com.

AerCap Holdings N.V.
La Touche House, IFSC, Dublin 1, Ireland
www.aercap.com